UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                        to

Commission file number 0-4090

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Analysts International Corporation Savings and Investment Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Analysts International Corporation

3601 West 76th Street

Minneapolis, MN 55435

(952) 835-5900

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Savings and Investment Plan Committee

Analysts International Corporation

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for plan benefits of the Analysts International Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2008, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 26, 2009

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	December 31,
	2008	2007

Participant directed investments, stated at fair value (See Note F)	$45,411,710	$77,847,285

Non-participant directed investments, stated at fair value (See Note G)	0	0

Operating payable	(409)	(749)

Net assets available for plan benefits at fair value	45,411,301	77,846,536

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	440,742	(6,781)

Net assets available for plan benefits	$45,852,043	$77,839,755

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	December 31,
	2008	2007

Net assets available for plan benefits, beginning of year	$77,839,755	$81,486,438

Additions:
Contributions:
Contributions by employer	293,291	515,783
Contributions by participants	5,099,506	6,091,520
Total contributions	5,392,797	6,607,303

Investment income:
Net (depreciation)/appreciation in market value of investments	(24,670,466)	842,687
Dividends	1,018,085	4,834,798
Net investment (loss) income	(23,652,381)	5,677,485
	(18,259,584)	12,284,788

Deductions:
Distributions to participants	13,727,798	15,930,876
Loan fees	330	595
	13,728,128	15,931,471

Net deductions	(31,987,712)	(3,646,683)

Net assets available for plan benefits, end of year	$45,852,043	$77,839,755

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND DECEMBER 31, 2007

The following description of the Analysts International Corporation (the “Company”) Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

A.  Summary of Significant Accounting Policies

Basis of Accounting — The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities including U.S. Government securities, mutual funds, and corporate stocks.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the participants’ accounts and statements of net assets available for plan benefits.

Investment Valuation and Income Recognition —The Plan’s investments are stated at fair value, except for fully-benefit responsive contracts which are presented in the financial statements at contract value.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Common collective investment trust funds are stated at fair value as determined by the issuer of the common collective investment trust funds based on the fair market value of the underlying investments.  Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.  Participant loans are valued at the outstanding loan balances, which approximates fair value. Dividends are recorded on the ex-dividend date.  All security transactions are recorded on their trade date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Wachovia Diversified Stable Value Fund is a stable value fund that is a commingled pool of the Wachovia Diversified Stable Value Trust for Employee Benefit Plans.  The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The Wachovia Diversified Stable Value Fund accounts for its investment contracts in accordance with the Financial Accounting Standards Board (FASB) Staff Position, FASP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  The FSP requires that certain investment companies report all investment contracts at fair value.  However, the FSP allows for fully-benefit responsive contracts, as defined, to be adjusted from fair value to contract value and such adjustments be included in the calculation of an investment company’s net asset value.  The Wachovia Diversified Stable Value Fund’s investment contracts are fully benefit-responsive and accordingly, such investments contracts have been adjusted to contract value in the accompanying financial statements.

Effective January 1, 2008, the Plan adopted SFAS 157, Fair Value Measurements (“SFAS 157”). The adoption of SFAS 157 had no impact on the Plan’s net assets or results of operations.

SFAS 157 requires the disclosure of investments according to a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The levels of the fair value hierarchy are defined as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted market prices.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The type of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using observable inputs.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. The type of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation.

As required by SFAS No. 157, at December 31, 2008, the Plan’s portfolio investments were classified as follows, based on fair values:

		Assets at Fair Value at December 31, 2008
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Plan Assets:

Analysts International Corporation (“AIC”)
Common Stock	$930,743	$930,743	$—	$—

Mutual Funds	35,336,141	35,336,141	—	—

Common Collective Trusts	8,657,959	2,132,881	6,525,078	—

Participant Loans	486,867	—	486,867	—

Total Plan Assets	$45,411,710	$38,399,765	$7,011,945	$—

B.  The Plan

The Plan became effective January 1, 1985 under Section 401(k) of the Internal Revenue Code for the purpose of providing retirement and other benefits to eligible participants.  An employee of the Company becomes eligible for the Plan upon commencement of active service.

The Plan is funded primarily by employee contributions.  Eligible employees may contribute up to 50% of their gross annual wages for pre-tax saving contributions.  Participants may choose to increase their contributions automatically at pre-designated intervals.   Highly-compensated employees’ contributions are limited based on discrimination testing performed.  In addition, the Plan allows rollover contributions from certain qualified retirement plans.

Plan participants may choose to invest their pre-tax saving contributions in one or more of nineteen investment options offered by Wachovia, PIMCO, Goldman Sachs, Artio, T Rowe Price, Templeton, American Funds, AIM Capital Development, American Beacon, Columbia, JennDry Jenn and/or the AIC Common Stock Fund.  The fund choices include Wachovia Diversified Stable Value Fund, PIMCO Total Return Fund, American High Income Trust, T Rowe Price Ret Income Fund, T Rowe Price Ret 2010 Fund, T Rowe Price Ret 2020 Fund, T Rowe Price Ret 2030 Fund, T Rowe Price Ret 2040 Fund, T Rowe Price Ret 2050 Fund, American Beacon Large Cap Value Fund, Wachovia Equity Index Trust, The Growth Fund of America, AIM Capital Development Fund, Goldman Sachs Mid Cap Value Fund, Templeton Growth Fund, Columbia Small Cap Value Fund I, Jennison Small Co Fund, Artio International Equity A Fund and AIC Common Stock. There were no funds added or discontinued in 2008.

Participant loans are made in compliance with federal regulations in effect at the time of the loan.  The loan origination fee is paid directly to the trustee and is withdrawn directly from the participant’s account at the date of the loan issue.  Participant loans outstanding, included in investments, amounted to $486,867 at December 31, 2008, and $784,707 at December 31, 2007.

The Plan provides for employer matching contributions where the employer matches 18% on the first 15% of employee’s pre-tax saving contributions, provided the employee has been employed by the employer for one year or more and is not a highly compensated employee as defined by federal tax laws.  The employer matching contributions are initially invested in the AIC Common Stock, but participants are able to reallocate the employer match among each of the nineteen investment options in the Plan.

A participant’s interest in the employer matching contribution vests at a rate of 20% per year after one year of service with 100% vesting after five years.  Any non-vested portion of employer matching contributions to the accounts of participants who withdraw from the Plan are forfeited in compliance with federal regulations and used by the employer to reduce future matching contributions.  The Plan’s forfeiture balance was $70,891 as of December 31, 2008.  Amounts forfeited by employees that were applied to matching contributions totaled $102,403 in 2008 and $0 in 2007.

To receive distributions or withdrawals, participants contact Wachovia and fill out a request.  For participants who have terminated their employment, balances under $1,000 are automatically distributed within 90 days.

Although the Company has not expressed intent to discontinue the Plan, it may do so at any time, subject to provisions set forth in ERISA.  If the Plan is terminated, no further contributions will be made and participants would become 100% vested in their entire account balance.  The trustee will continue to hold the funds and make distributions as if the Plan had not terminated.

C.  Trustee and Administration of the Plan

Wachovia Investments has been designated as trustee and custodian.  The Company has established a Savings and Investment Plan Committee for the general administration of the Plan.  The Company pays the trustee fees on behalf of the Plan.

D.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Wachovia Investments.  These transactions qualify as exempt party-in-interest transactions.

At December 31, 2008 and December 31, 2007, the Plan held 1,604,730 and 1,613,773 shares, respectively, of common stock of Analysts International Corporation, the sponsoring employer, with a market value of $930,743 and $2,485,210 respectively.  During the years ended December 31, 2008 and December 31, 2007, the Plan did not record dividend income from this stock.

E.  Internal Revenue Service Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2002, that the Plan was designed in accordance with applicable Internal Revenue Code requirements.  The Plan has been amended since receiving the determination letter, however, the Company believes the Plan is designed and is operating in compliance with the applicable sections of the Internal Revenue Code.  The Plan’s sponsor is committed to correcting all operational errors, if any, to maintain the Plan’s qualified tax status.  The Company believes that the Plan will retain its tax qualification status, and accordingly no tax liability has been accrued.

F.  Investments

Investments greater than 5% of Plan Net Assets as of December 31, 2008 are as follows:

	December 31,	December 31,
	2008	2007
Investments at market value:
Artio International Equity A Fund*	$6,718,213	$15,174,672
PIMCO Total Return Fund	$4,367,477	$4,190,231
American Beacon Large Cap Value Fund	$5,467,284	$11,077,589
Columbia Small Cap Value I Fund***	$2,126,049	$4,728,527
The Growth Fund of America	$7,213,597	$13,934,443
Jenison Small Co Fund	$3,293,793	$6,463,357
Wachovia Diversified Stable Value Fund**	$6,940,005	$5,633,849
Wachovia Equity Index Trust***	$2,158,696	$4,559,937

* Formerly Julius Baer International Equity A Fund

** Fund is at contract value.  The fair value was $6,499,263 and $5,640,630 at December 31, 2008 and December 31, 2007, respectively.

*** Investments which are less than 5% of Plan Net Assets as of December 31, 2008.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	December 31,	December 31,
	2008	2007

Mutual Funds	$(23,166,743)	$1,379,681
AIC Common Stock	(1,503,723)	(536,994)

	$(24,670,466)	$842,687

G. Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31,	December 31,
	2008	2007
Net assets:
AIC Common Stock — total	$930,743	$2,485,210
Less: AIC Common Stock - participant directed	(930,743)	(2,485,210)

AIC Common Stock - non-participant directed	$0	$0

	December 31,	December 31,
	2008	2007
Change in net assets:
Contributions by employer	$293,291	$515,783
Release of Funds to Participants	(293,291)	(515,783)

	$0	$0

H. Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2008 and December 31, 2007:

	2008	2007

Net assets available for plan benefits per the financial statements	$45,852,043	$77,839,755
Less: Deemed distribution activity	(11,555)	(70,558)

Net assets available for benefits per Form 5500	$45,840,488	$77,769,197

Net (deductions)/additions per financial statements	$(31,987,712)	$(3,646,683)
Plus: Deemed distribution activity	59,003	—

Net income (loss) per Form 5500	$(31,928,709)	$(3,646,683)

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO

THE REQUIREMENTS OF FORM 5500

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

EIN 41-0905408, PLAN# 001

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	Number of			Current
	Shares	Cost		Value
Mutual Funds:
PIMCO Total Return Fund	271,981		(1)	$4,367,477
American High Income Trust	192,975		(1)	1,758,889
T Rowe Price Ret Income Fund	18,306		(1)	188,916
T Rowe Price Ret 2010 Fund	63,906		(1)	713,834
T Rowe Price Ret 2020 Fund	109,866		(1)	1,216,212
T Rowe Price Ret 2030 Fund	94,003		(1)	1,043,431
T Rowe Price Ret 2040 Fund	54,780		(1)	604,218
T Rowe Price Ret 2050 Fund	29,420		(1)	181,813
American Beacon Large Cap Value Fund	419,592		(1)	5,467,284
The Growth Fund of America	357,109		(1)	7,213,597
AIM Capital Development Fund	10,731		(1)	104,201
Goldman Sachs Mid Cap Value Fund	10,783		(1)	239,377
Templeton Growth Fund	7,574		(1)	98,837
Columbia Small Cap Value Fund I	72,935		(1)	2,126,049
Jennison Small Co Fund	278,192		(1)	3,293,793
Artio International Equity A Fund	279,576		(1)	6,718,213

Common Stock:
Analysts International Corporation Common Stock(2)	1,604,730	$2,021,958		930,743

Common/Collective Trust (CCT) Funds:
Wachovia Diversified Stable Value Fund (2) (3)	20,511		(1)	6,499,263
Wachovia adjustment to contract value			(1)	440,742
Wachovia Equity Index Trust (2)	236,555		(1)	2,158,696

Promissory notes from participants (2)		486,867		486,867
Interest rates ranging from 3.25% to 5.0% with maturity dates through October 2011		$2,508,825		$45,852,452

(1)  Cost is not required for participant directed investments

(2)  Known to be a party-in-interest.

(3)  Fund is at contract value

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

SCHEDULE H, PART IV, LINE 4j

SCHEDULE OF REPORTABLE TRANSACTIONS

EIN 41-0905408, PLAN# 001

FOR THE YEAR ENDED DECEMBER 31, 2008

Identity of Party Involved	Description of Transaction	Purchase Price	Selling Price	Cost of Asset	Current Value of Assets on Transaction Date	Net Loss
Wachovia Investments*	Purchases of AIC Common Stock	$636,778	$—	$636,778	$636,778	$—

Wachovia Investments*	Sales of AIC Common Stock	$—	$607,648	$657,717	$607,648	$(50,069)

*Known to be a party-in-interest.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANALYSTS INTERNATIONAL CORPORATION SAVINGS AND INVESTMENT PLAN

Date: June 26, 2009	By:	/s/ Randy W. Strobel
Randy Strobel, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm